EXHIBIT 99.1

IsoTis OrthoBiologics Closes on $5 Million Credit Facility with SVB Silicon Valley Bank

LAUSANNE, Switzerland, IRVINE, CA, USA – August 31, 2006 - IsoTis S.A. (SWX/Euronext: ISON; TSX: ISO), the orthobiologics company, today announced it has secured a $5 million credit facility from SVB Silicon Valley Bank for an initial two-year term. The line of credit will help fund IsoTis’ working capital requirements necessary to support its current trend of strong growth.

Pieter Wolters, President and CEO of IsoTis OrthoBiologics said: “In combination with the proceeds from our recent sale of the dental business to Keystone Dental for $7.4 million, the capital provided by the Silicon Valley Bank credit facility substantially strengthens our cash position, which, including restricted cash, was $15.0 million as of June 30, 2006.  The two transactions provide additional capital that can be invested to further the growth of our orthopedics business.”

IsoTis OrthoBiologics has a product portfolio with several innovative and proprietary natural and synthetic bone graft substitutes on the market and others in development, an established North American independent distribution network and an expanding international presence. The company’s main commercial operations are based in Irvine, CA, and its international sales headquarters are based in Lausanne, Switzerland.

SVB Silicon Valley Bank is a member of global financial services firm SVB Financial Group, with SVB Alliant, SVB Capital and SVB Global. SVB Silicon Valley Bank provides commercial banking services to emerging growth and mature companies in the technology, life science, private equity and premium wine industries SVB Silicon Valley Bank refers to the commercial banking operation of SVB Financial Group, which includes Silicon Valley Bank, the California bank subsidiary of SVB Financial Group.  More information on the company can be found at www.svb.com.

For information contact:
Hans Herklots, Director IR	Rob Morocco, CFO
Tel: +41(0)21 620 6011	+1 949 855 7155
E-mail: hans.herklots@isotis.com	robert.morocco@isotis.com

Certain statements in this press release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as “strategy,” “expects,” “plans,” “anticipates,” “believes,” “will,” “continues,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify such forward-looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis’ business, including, but not limited to, a competitive sales and marketing environment,  the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. Food and Drug Administration or other regulatory approvals (e.g., EMEA, CE), market acceptance of IsoTis’ products, effectiveness of IsoTis’ distribution channels, development of competing therapies or technologies, the terms of any future strategic alliances, the need for additional capital and the inability to obtain or meet conditions imposed for the required governmental and regulatory approvals and consents. IsoTis expressly disclaims any intent or obligation to update these forward-looking statements except as required by law.  For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to IsoTis’ Annual Report on Form 20-F/A for the fiscal year ended December 31, 2005, filed with the SEC and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., SEDAR at www.sedar.com and the Toronto Stock Exchange (TSX).